# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VISKASE HOLDINGS, INC., CIK 0000727510
CUSIP: 293904108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 East Butterfield Road, Suite 400, Lombard, Illinois (IL), 60148
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0000950123-08-002960
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse Lynn, Esq., Icahn Capital LP, 16690 Collins Avenue, Suite PH-1, Sunny Isles Beach, Florida (FL), 33160, 305-442-4000; Joshua Apfelroth, Proskauer Rose LLP, Eleven Times Square, New York, New York (NY), 10036, 212-969-3000; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, 202-416-6800

## Reporting persons
- CARL C ICAHN (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,426,451; sole dispositive power 0; shared dispositive power 13,426,451; aggregate amount beneficially owned 13,426,451 (93.7% of the class)
- ICAHN ENTERPRISES HOLDINGS L.P. (CIK 0001034563): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,426,451; sole dispositive power 0; shared dispositive power 13,426,451; aggregate amount beneficially owned 13,426,451 (93.7% of the class)
- ICAHN ENTERPRISES G.P. INC. (CIK 0001257324): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 13,426,451; sole dispositive power 0; shared dispositive power 13,426,451; aggregate amount beneficially owned 13,426,451 (93.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: VISKASE HOLDINGS, INC.
Address of issuer's principal executive offices: 333 East Butterfield Road, Suite 400, Lombard, Illinois (IL), 60148
Comment: This statement constitutes Amendment No. 19 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), issued by Viskase Holdings, Inc. (formerly known as Enzon Pharmaceuticals, Inc.), a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on March 14, 2008 (as previously amended, the "Original 13D"), on behalf of the Reporting Persons (as defined in Item 2 of Amendment No. 16 to the Schedule 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended and supplemented as follows:

On March 25, 2026, in connection with the closing of the previously announced Merger between the Issuer and Viskase Companies, Inc. ("Viskase") and pursuant to the terms of the IEH Support Agreement, the Reporting Persons exchanged 39,277 shares of Preferred Stock for 5,658,396 shares of the Issuer's Common Stock.

On March 26, 2026 (the "Closing Date"), the Issuer completed the Merger with Viskase pursuant to the Merger Agreement. In connection with the Merger and pursuant to the Merger Agreement, the Reporting Persons received 7,407,489 shares of the Issuer in exchange for 150,810,078 shares of Viskase. Robert Flint, Colin Kwak, and Dustin DeMaria were appointed to the Issuer's board of directors in connection with the closing of the Merger. Mr. Flint is the Chief Accounting Officer of Icahn Enterprises L.P. Mr. Kwak is the head trader at Icahn Capital LP, an affiliate of the Reporting Persons. Mr. DeMaria is a Senior Analyst at Ichan Enterprises L.P., an affiliate of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items (a)-(c) of the Original 13D are hereby amended and supplemented as follows:

The information set forth in rows 11 and 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth on the cover pages are based on 14,331,713 outstanding Shares as of March 26, 2026, as reported by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7-10 of the cover pages hereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 herein is incorporated herein by reference. Except for the transaction set forth in Item 4, none of the Reporting Persons effected any transaction in the Shares in the past 60 days.

## Signatures
- CARL C ICAHN: /s/ Carl C. Icahn, Carl C. Icahn (03/27/2026)
- ICAHN ENTERPRISES HOLDINGS L.P.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (03/27/2026)
- ICAHN ENTERPRISES G.P. INC.: /s/ Ted Papapostolou, Ted Papapostolou, Chief Financial Officer (03/27/2026)